

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

Via E-mail
Mr. Wan Feng
President and Executive Director
c/o Ms. Li Yinghui
China Life Insurance Company Limited
16 Financial Street
Xicheng District
Beijing 100033
China

Re: **China Life Insurance Company Limited**
        Form 20-F for the Year Ended December 31, 2010
        Filed April 26, 2011
        File No. 1-31914

Dear Mr. Wan:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to the Consolidated Financial Statements

Note 2: Summary of Significant Accounting Policies

2.8 Insurance contracts and investment contracts, page F-20

1. In Note 2.8.2.a(iii) you disclose that you unbundle unit-linked contracts into insurance components and non-insurance components. In Note 2.8.3 you disclose that you account for the liabilities for unit-linked investment contracts at fair value. Please tell us whether the pools of assets underlying your unit-linked insurance and investment contracts and

the investment results for these assets inure solely to the benefit of the contract holder and, if so:

- Please tell us separately the nature and RMB amounts of assets and liabilities associated with your unit-linked insurance and investment contracts at December 31, 2010 and where in the consolidated balance sheet they are classified; and
- To the extent that there is a mismatch between the carrying value of your assets and liabilities for your unit-linked insurance or investment contracts, please explain to us how that mismatch was generated and how you account for it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627, or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have any questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant